UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            MAXUS REALTY TRUST, INC.
                     ---------------------------------------
                                (Name of Issuer)

                      Common Stock, Par Value $1 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    57774B109
                               ------------------
                                 (CUSIP Number)

                                October 28, 2005
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [X]     Rule 13d-1(c)

        [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                                  SCHEDULE 13G

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1) Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

MACKENZIE PATTERSON FULLER, INC.
MPF ADVISERS, INC.
SUTTER CAPITAL MANAGEMENT, LLC
SUTTER OPPORTUNITY FUND 3, LLC
MP VALUE FUND 5, LLC
MPF-NY 2005, LLC
MPF FLAGSHIP FUND 9, LLC
MPF DEWAAY FUND 4, LLC
MPF BLUE RIDGE FUND I, LLC
MPF BLUE RIDGE FUND II, LLC

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2)   Check the Appropriate Box                        (a)  [ ]
     if a Member of a Group
     (See Instructions)                               (b)  [X]

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3)   SEC Use Only

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4) Citizenship or Place of Organization

California

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Number of Shares Beneficially Owned
by Each Reporting Person with :

(5) Sole Voting Power

MACKENZIE PATTERSON FULLER, INC.
0 shares

MPF ADVISERS, INC.
0 shares

SUTTER CAPITAL MANAGEMENT, LLC
0 shares

SUTTER OPPORTUNITY FUND 3, LLC
12,000 shares

MP VALUE FUND 5, LLC
8,800 shares

MPF-NY 2005, LLC
24,000 shares

MPF FLAGSHIP FUND 9, LLC
19,200 shares

MPF DEWAAY FUND 4, LLC
12,000 shares

MPF BLUE RIDGE FUND I, LLC
16,000 shares

MPF BLUE RIDGE FUND II, LLC
8,000 shares

(6) Shared Voting Power
         0

(7) Sole Dispositive Power
         Same as above in (5).

(8) Shared Dispositive Power
         0

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9)   Aggregate Amount Beneficially Owned by Each Reporting Person

          100,000

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10)  Check if the Aggregate Amount                      [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

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                                       2

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11) Percent of Class Represented
     by Amount in Row 9                                 7.1%

--------------------------------------------------------------------------------

12)  Type of Reporting Person (See Instructions)

MACKENZIE PATTERSON FULLER, INC.

CO

MPF ADVISERS, INC.

CO

SUTTER CAPITAL MANAGEMENT, LLC
SUTTER OPPORTUNITY FUND 3, LLC
MP VALUE FUND 5, LLC
MPF-NY 2005, LLC
MPF FLAGSHIP FUND 9, LLC
MPF DEWAAY FUND 4, LLC
MPF BLUE RIDGE FUND I, LLC
MPF BLUE RIDGE FUND II, LLC

OO


Item 1.
------

     (a) and (b) The name of issuer as to whose securities this statement relates is Maxus Realty Trust, Inc. (the "Issuer") a Missouri corporation. Its principal business address is 104 Armour Road, North Kansas City, Missouri 64116.

Item 2.
-------

         (a) See (1) on cover page.

         (b-c) All of the Reporting Persons reside in, or are organized under the laws of, the State of California. The principal address of the Reporting Persons is 1640 School Street, Moraga, CA 94556.

         (d-e) The subject securities are the issuer's shares of Common Stock, Par Value $1 per Share (CUSIP No. 57774B109).

Item 3.
------

         (a-j) Not applicable.

Item 4.  Ownership.
------   ---------

         (a) - (c) See (5) on cover page.

         Sutter Capital Management, LLC is the manager of Sutter Opportunity Fund 3, LLC. MacKenzie Patterson Fuller, Inc. owns Sutter Capital Management and is the manager or general partner of each of the other Reporting Persons, and it has the power to direct the voting or disposition of the shares owned by the other Reporting Persons, although is not the beneficial owner of any shares. Each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons' shares pursuant to Rule 13d-4. Based upon information set forth in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005, as of September 30, 2005 there were 1,301,000 Common Stock Shares issued and outstanding. The percentage of class beneficially owned by the Reporting Persons was calculated by increasing the number of issued and outstanding common shares increased by the number of shares purchased.

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
------   ---------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------
          Not applicable.

Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  November 18, 2005

MACKENZIE PATTERSON FULLER, INC.
MPF ADVISERS, INC.
SUTTER CAPITAL MANAGEMENT, LLC
SUTTER OPPORTUNITY FUND 3, LLC
MP VALUE FUND 5, LLC
MPF-NY 2005, LLC
MPF FLAGSHIP FUND 9, LLC
MPF DEWAAY FUND 4, LLC
MPF BLUE RIDGE FUND I, LLC
MPF BLUE RIDGE FUND II, LLC

         By: MACKENZIE PATTERSON FULLER, INC., Manager/General Partner

         By:  /s/ CHIP PATTERSON
              ------------------------------------
              Chip Patterson, Senior Vice President